

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2023

Shai S. Even
Chief Financial Officer
Enviva Inc.
7272 Wisconsin Ave. Suite 1800
Bethesda, Maryland 20814

> **Re: Enviva Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 1, 2023**
> **File No. 001-37363**

Dear Shai S. Even:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Impacting Comparability of Our Financial Results, page 33

1. We note in the fourth quarter of 2022, you appear to have entered into both purchase and sale contracts with the same customer, which you describe as "deferred gross margin transactions". Please tell us and disclose in future filings, the material terms of these contracts and the business purpose of the arrangement.

Results of Operations
Adjusted Gross Margin and Adjusted Gross Margin Per Metric Ton, page 39

2. Please address the following regarding your Adjusted Gross Margin and Adjusted Net Loss non-GAAP measures:

   • Explain to us in greater detail the nature of the "Support Payments" and why you believe it is appropriate to adjust your gross margins for payments you have received.

- In the table shown on page 39, you present Adjusted Gross Margin per Metric Ton without presenting a similar GAAP based metric with greater or equal prominence. Further, your discussion and analysis of your non-GAAP measures should include similar discussion and analysis of a GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the SEC's Compliance and Disclosure Interpretations for Non-GAAP measures.
- Explain to us what amounts you are including in your line item "Executive Separation", as it appears based on your disclosure on page 40, that some elements of this expense are normal, recurring, cash operating expenses. Refer to Question 100.01 of the SEC's Compliance and Disclosure Interpretations for Non-GAAP measures.
- We note your adjustment for the Effects of the war in Ukraine includes some amount of adjustment for increased energy prices. It is unclear how the increase in energy prices is not a result of other inflationary factors and is directly attributable to the conflict in Ukraine. Tell us the amount of your adjustment that is represented by increased energy prices, how you determined the adjustment amount and why you believe it is an appropriate non-GAAP measure adjustment.

Distributable Cash Flow, page 42

3.   Please address the following regarding your Distributable Cash Flow Non-GAAP measure:

- We note your measure reconciles a Non-GAAP measure to another Non-GAAP measure. Modify your presentation to provide a reconciliation of Distributable Cash Flow to the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K for guidance.
- Explain to us what your Distributable Cash Flow measure represents and how it is meaningful to investors. It is unclear what information your measure is attempting to convey. We note you include an adjustment for maintenance capital but omit growth capital expenditures, when both appear necessary to conduct your operations. It is unclear how your measure represents "distributable cash" for dividend purposes, given your stated capital requirements for fiscal year 2023. Refer to Item 10(e)(1)(i)(C) of Regulation S-K for guidance.
- We note your disclosure which states you do not rely on Distributable Cash Flow as a liquidity measure. Explain to us how your measure is not a liquidity measure, as it appears to represent a modified version of Free Cash Flow and includes the words "Cash Flow" in the description. In addition, you state the measure represents your "cash-generating performance" compared to the dividends expected to be paid to your shareholders, which appears to further indicate a liquidity measure. To the extent you are able to support your measure isn't a liquidity measure, it appears at a minimum, you should modify the description of the measure to avoid investor confusion. Refer

to Question 100.05 of the SEC's Compliance and Disclosure Interpretations for Non-GAAP Measures for guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing